Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File Number for Registration Statement

on Form S-4: 333-152781

Third Quarter 2008 Earnings Conference Call October 23, 2008

2 Forward-Looking Statements Today’s presentation includes forward-looking statements that reflect Bunge’s current views with respect to future events, financial performance and industry conditions. These forward-looking statements are subject to various risks and uncertainties. Bunge has provided additional information in its reports on file with the SEC concerning factors that could cause actual results to differ materially from those contained in this presentation, and encourages you to review these factors.

3 Bunge Limited Results Quarter Ended September 30 24% $9.26 $1,274 $1,767 102,502 2008 26% $4.12 $533 $834 102,869 2007 NA 125% 139% 112% - % %-. NA 27% 2% Effective Tax Rate (37)% $2.70 $1.70 Earnings per Share (33)% $351 $234 Net Income (54)% $532 $247 Total Segment EBIT (1) (7)% 37,716 35,221 Volume (000 mt) %-. 2007 2008 Quarter Ended September 30, Nine Months Ended September 30, $ in millions excl. volume & EPS (1) Total segment EBIT is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP measure is included elsewhere in this presentation.

4 Bunge Limited Effective Tax Rate 24% $1,479 $459 $1,938 YTD Actual Sept. 30, 2008 2% $310 $5 $315 Quarter ended Sept. 30, 2008 28% $1,169 $454 $1,623 YTD Actual June 30, 2008 Effective Tax Rate Net Income From Operations After Tax Tax Pre-Tax Earnings $ in millions

5 Segment Results Quarter Ended September 30 $ in millions (2)% (24)% (5)% %-r EBIT Volumes (118)% $39 $(7) 2,515 2,456 Food Products (1) (25)% $112 $84 4,033 3,082 Fertilizer (55)% $381 $170 31,168 29,683 Agribusiness %-r 2007 2008 2007 2008 (1) Includes edible oil products and milling products segments.

6 Bunge Limited Balance Sheet Summary (1) Current assets (excluding cash and cash equivalents and marketable securities) less Current liabilities (excluding short term debt and current portion of long term debt). (2) 12 month rolling average $7,945 $4,547 50 $3,358 $5,924 $5,810 Dec. 31, 2007 53 47 Cash Cycle Days (2) $3,645 $3,142 • Readily Marketable Inventories $6,706 $8,710 Shareholders’ Equity $5,115 $4,293 Total Debt $5,622 $6,995 - Inventories $5,575 $6,013 Operating Working Capital (1) Sept. 30, 2007 Sept. 30, 2008 $ in millions

7 Bunge Limited Managing the Growth of the Business 50 100 150 200 250 300 350 400 450 500 550 600 650 700 2001 2002 2003 2004 2005 2006 2007 2008 Index 2001 base year = 100 Annual average of monthly data Gross Debt Shareholders’ Equity Net Sales Operating Working Capital As of 9/30

8 Quarter Ended September 30, Nine Months Ended September 30, Bunge Limited Cash Flow Summary $(642) $1,727 $134 $2,210 Cash Flow from Operations $(382) $(594) $(172) $(222) Capital Expenditures $(1,392) $(276) $(347) $1,416 Working Capital Changes $750 $2,003 $481 $794 Funds from Operations (before working capital changes) 2007 2008 2007 2008 $ in millions

9 Bunge Limited Liquidity Position $0 $550 $0 $650 Apr. 2011 2011 Revolving Credit Facility $0 $523 $0 $1,000 Nov. 2008 2008 Revolving Credit Facility (2) Amount Drawn Facility $1,278 $525 $600 $153 31-Dec-07 $1,814 $75 $600 $66 30-Jun-08 $3,700 $850 $600 $600 Size 30-Sep-08 Maturity Facility $0 Total Committed Liquidity (3) $0 Jun. 2009 2009 Revolving Credit Facility $0 Jan. 2010 2010 Revolving Credit Facility $0 Jun. 2012 CP Program (Fully Backstopped) (1) (US$ million) 1. BAFC liquidity facility serves, at Bunge’s option, as a commercial paper liquidity backstop and / or as a general purpose revolving credit facility 2. 364-day revolving credit facility contracted during November 2007; currently being rolled over 3. While the facilities themselves are available on a committed basis through the respective maturity date, individual borrowings set up under the facilities typically average between 15 to 90 days Bunge has committed revolving credit facilities of $3.7 billion as of September 30, all of which are unused and available Other financing activities in Q3: • Entered into several 3-year term loan facilities totaling $475 million • Entered into JPY syndicated 3-year term loan facility totaling JPY 10 billion ($95 million)

10 Bunge Limited 2008 Outlook (1) Based on 138 million shares outstanding, which includes assumed dilution relating to Bunge’s convertible preference shares. Maintaining full-year earnings guidance of $11.60 to $11.90 per share (1) • Agribusiness should benefit from the harvests in the northern hemisphere • Fertilizer fundamentals should remain strong, though volumes will likely be moderated – Expect a portion of the FX loss in Q3 in fertilizer to be recovered as inventories are sold • Foods results should improve due to lower raw material costs

Bunge Limited
Earnings Baseline

Return on invested capital (ROIC) is an important performance measure

Annual target is to earn a minimum of 2 points over WACC – Company Baseline

ROIC has exceeded cost of capital (WACC) every year since IPO

- Current WACC is approximately 8.5%
- 2008 performance is exceptional



Return on Invested Capital
9%
11%
9%
11%
10%
10%
10%
2001
2002
2003(1)
2004
2005(2)
2006(2)
2007



+5-6 points > WACC
Baseline
Expected
2008

- Baseline ROIC = 10.5%
- Implied baseline EPS of $7.50

Note: ROIC is defined as the sum of income from continuing operations before income tax and minority interest plus interest expense times the effective tax rate divided by the average total capitalization. ROIC is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP measure is included elsewhere in this presentation.

(1) Excludes $111 million gain on sale of the Brazilian soy ingredients business and losses from discontinued operations of $7 million.

(2) Results benefitted from tax credits

11

12 Company-wide (average annual growth over 5 years) • Average EPS growth of 10 -12% per year Business Segments (average annual growth over 5 years) Agribusiness Fertilizer Food Products Volume 6 - 8% 5 - 7% 3 - 5% Bunge Limited Financial Targets 12

13

14 Below is a reconciliation of total segment EBIT to net income: Backup: Non-GAAP Reconciliation (1) Includes other amounts not directly attributable to Bunge’s operating segments. $351 – 22 (145) (102) 44 $532 2007 $234 – 32 (5) (97) 57 $247 2008 $533 $1,274 Net income – – Other (1) 59 92 Minority interest share of interest and tax (221) (459) Income tax (251) (285) Interest expense 112 159 Interest income $834 $1, 767 Total segment EBIT 2007 2008 ($ in millions) (1) Includes other amounts not directly attributable to Bunge’s segments. Quarter Ended September 30, Nine Months Ended September 30,

15 Backup: Non-GAAP Reconciliation Notes Total segment earnings before interest and tax Total segment earnings before interest and tax (“EBIT”) is Bunge’s consolidated net income that excludes interest income and expense and income tax attributable to each segment. Total segment EBIT is a non-GAAP financial measure and is not intended to replace net income, the most directly comparable GAAP financial measure. Total segment EBIT is an operating performance measure used by Bunge’s management to evaluate its segments’ operating activities. Bunge believes EBIT is a useful measure of its segments’ operating profitability, since the measure reflects equity in earnings of affiliates and minority interest and excludes income taxes. Income taxes are excluded as management believes they are not material to the operating performance of its segments. Interest income and expense have become less meaningful to the segments’ operating activities as Bunge is financing more of its working capital with equity rather than debt. In addition, EBIT is a financial measure that is widely used by analysts and investors in Bunge’s industries. Total segment EBIT is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to net income or any other measure of consolidated operating results under U.S. GAAP.

Backup: Non-GAAP Reconciliation Notes

Return on Invested Capital

Bunge calculates Return on Invested Capital (ROIC) as net income plus/minus minority interest, income tax (benefit) expense, discontinued operations-loss/gain and interest expense times the effective tax rate divided by the average total capital. Bunge believes that ROIC provides investors with a measure of the return the company generates on the capital invested in its business. ROIC is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of company performance or as an alternative to cash flows from operating activities as a measure of liquidity.

(US$ in millions)

FISCAL YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003	2002	2001
Net income	$778	$521	$530	$469	$411	$255	$134
Add back/subtract: Minority interest	146	60	71	146	104	102	72
Income tax (benefit) expense	310	(36)	(82)	289	201	104	68
Interest expense	353	280	231	214	215	176	223
Discontinued operations-loss/(gain)	–	–	–	–	7	(3)	(3)
Cumulative effect of change in accounting principles	–	–	–	–	–	23	(7)
Gain on sale of soy ingredients business	–	–	–	–	(111)	–	–
Operating income before tax	**$1,587**	**$825**	**$750**	**$1,118**	**$827**	**$657**	**$487**
Effective tax rate	26%	0%	0%	32%	33%	22%	26%
Operating income after tax	***$1,174***	***$825***	***$750***	***$760***	***$554***	***$512***	***$360***
Shareholders' equity	$7,945	$5,668	$4,226	$3,375	$2,377	$1,472	$1,376
Minority interest	752	410	325	280	554	495	493
Total Debt	4,547	3,484	3,146	3,281	3,394	3,403	1,813
Total capital	***$13,244***	***$9,561***	***$7,697***	***$6,936***	***$6,325***	***$5,370***	***$3,682***
Total capital (end of year)	$13,244	$9,561	$7,697	$6,936	$6,325	$5,370	$3,682
Total capital (beginning of year)	$9,561	$7,697	$6,936	$6,325	$5,370	$3,682	$4,207
Average total capital	***$11,403***	***$8,629***	***$7,317***	***$6,631***	***$5,848***	***$4,526***	***$3,945***
ROIC	*10%*	*10%*	*10%*	*11%*	*9%*	*11%*	*9%*

16

17 Below is a reconciliation of total long-term and short-term debt to net financial debt and to net financial debt less readily marketable inventories: Backup: Non-GAAP Reconciliation September 30, 2008 ($ in millions) Short-term debt $765 Long-term debt, including current portion 3,528 Total debt (1) 4,293 Less: Cash and cash equivalents (1) 1,494 Marketable securities 43 Net financial debt 2,756 Less: Readily marketable inventories 3,142 Net financial debt less readily marketable inventories $(386) December 31, 2007 September 30, 2007 $590 3,957 4,547 981 5 3,561 3,358 $203 $1,529 3,586 5,115 845 19 4,251 3,645 $606 (1) Includes total debt of $11 million, $26 million and $26 million and cash and cash equivalents of $759 million, $449 million and $361 million as of September 30, 2008, December 31, 2007 and September 30, 2007, respectively, relating to Fosfertil.

18 Backup: Non-GAAP Reconciliation Notes Net Financial Debt Net financial debt is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities. Net financial debt is presented because management believes it represents a meaningful measure of Bunge’s leverage capacity and solvency. Net financial debt is not a measure of solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency. Net financial debt less readily marketable inventories (RMI), or net financial debt less RMI, is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents, marketable securities and readily marketable inventories. Net financial debt less RMI is presented because management believes it represents a more complete picture of Bunge’s leverage capacity and solvency since it adjusts for readily marketable inventories. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Net financial debt less RMI is not a measure of leverage capacity and solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

19 Additional Information On June 21, 2008, Bunge and Corn Products International, Inc. (Corn Products) entered into a merger agreement pursuant to which Bunge will acquire Corn Products. This material is not a substitute for the preliminary joint proxy statement/prospectus or any other documents that Bunge Limited and Corn Products International, Inc. have filed or will file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the preliminary joint proxy statement/prospectus and any other relevant documents filed or to be filed by Bunge or Corn Products, including the definitive joint proxy statement/prospectus when it becomes available, because they will contain important information. The preliminary joint proxy statement/prospectus is, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations. Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary joint proxy statement/prospectus referred to above.